03 OCT 28 AM 7:21

D90/COMP SEC/RQ
20 October 2003

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

03032951

SUPPL

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 16th September 2003 - 20th October 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since September 16, 2003 to October 20, 2003

1. Announcement dated September 16, 2003 regarding purchase of own securities.
2. Announcement dated September 18, 2003 regarding purchase of own securities.
3. Announcement dated September 19, 2003 regarding notification of interest of directors' and connected persons.
4. Announcement dated September 19, 2003 regarding notification of directors' interests.
5. Announcement dated September 22, 2003 regarding purchase of own securities.
6. Announcement dated September 23, 2003 regarding notification of directors' interests.
7. Announcement dated September 23 2003 regarding purchase of own securities.
8. Announcement dated September 25, 2003 regarding purchase of own securities.
9. Announcement dated September 25, 2003 regarding purchase of own securities.
10. Announcement dated September 26, 2003 regarding purchase of own securities.
11. Announcement dated September 29, 2003 regarding purchase of own securities.
12. Announcement dated September 30, 2003 regarding purchase of own securities.
13. Announcement dated October 2, 2003 regarding director shareholding.
14. Announcement dated October 3, 2003 regarding notification of interests of directors and connected persons.
15. Announcement dated October 3, 2003 regarding notification of directors interests.
16. Announcement dated October 10, 2003 regarding trading statement.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

dlw 10/29

Documents filed by Boots Group PLC with the Registrar of Companies from September 16, 2003 to October 20 2003

17. Form 288a in respect of the appointment of Guy Dawson on 15 September 2003.

18. Form 288a in respect of the appointment of Richard Baker on 15 September.

19. Two forms 169 in respect of returns by a company purchasing its own shares (dated 19 September 2003).

20. Form 88 (2) in respect of allotment of shares on 6th October 2003

21. New Memorandum and Articles of association for the Company with all current amendments as at 24th July 2003.

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

R. Quesnell

Ruth Quesnell
Company Secretarial Assistant

D90/COMP SEC/RQ
20 October 2003

03 OCT 23 AM 7:21

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 16th September 2003 - 20th October 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since September 16, 2003 to October 20, 2003

1. Announcement dated September 16, 2003 regarding purchase of own securities.
2. Announcement dated September 18, 2003 regarding purchase of own securities.
3. Announcement dated September 19, 2003 regarding notification of interest of directors' and connected persons.
4. Announcement dated September 19, 2003 regarding notification of directors' interests.
5. Announcement dated September 22, 2003 regarding purchase of own securities.
6. Announcement dated September 23, 2003 regarding notification of directors' interests.
7. Announcement dated September 23 2003 regarding purchase of own securities.
8. Announcement dated September 25, 2003 regarding purchase of own securities.
9. Announcement dated September 25, 2003 regarding purchase of own securities.
10. Announcement dated September 26, 2003 regarding purchase of own securities.
11. Announcement dated September 29, 2003 regarding purchase of own securities.
12. Announcement dated September 30, 2003 regarding purchase of own securities.
13. Announcement dated October 2, 2003 regarding director shareholding.
14. Announcement dated October 3, 2003 regarding notification of interests of directors and connected persons.
15. Announcement dated October 3, 2003 regarding notification of directors interests.
16. Announcement dated October 10, 2003 regarding trading statement.

Documents filed by Boots Group PLC with the Registrar of Companies from September 16, 2003 to October 20 2003

17. Form 288a in respect of the appointment of Guy Dawson on 15 September 2003.

18. Form 288a in respect of the appointment of Richard Baker on 15 September.

19. Two forms 169 in respect of returns by a company purchasing its own shares (dated 19 September 2003).

20. Form 88 (2) in respect of allotment of shares on 6th October 2003

21. New Memorandum and Articles of association for the Company with all current amendments as at 24th July 2003.

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

R. Quesnell

Ruth Quesnell
Company Secretarial Assistant

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:22 16 Sep 2003
Number	8408P

16th September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 16th September 2003, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 690.0000p per share. This brings the total number of shares purchased during this programme to 60,278,927.

END

END

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:55 18 Sep 2003
Number	9396P

18th September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 18th September 2003, Boots Group PLC acquired 300,000 ordinary shares in the company for cancellation. The price paid was 679.2317p per share. This brings the total number of shares purchased during this programme to 60,578,927.

END

END

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	07:00 19 Sep 2003
Number	9374P

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Richard BAKER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Richard BAKER

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18th September 2003

18) Period during which or date on which exercisable

18th September 2006 - 18th September 2013

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

272,925 Ordinary 25p shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.87

22) Total number of shares or debentures over which options held following this notification

272,925

23) Any additional information

Granted subject to performance condition - Annual EPS growth of RPI + 3%.

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....18th September 2003...........................

END

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:53 19 Sep 2003
Number	9815P

BOOTS GROUP PLC

19th September 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 19th September 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has reduced by 1,314 shares as a result of exercises by participants of rights under the All-Employee Share Scheme 2002. This represents approximately 0.0002% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr R Baker, Mr P Bateman, Mr H Dodd and Mr A Smith.

As result of the movements referred to above the number of shares held by the Trust has fallen to 4,004,732 representing approximately 0.51% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,639,942.

END

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:52 22 Sep 2003
Number	0352Q

22nd September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 22nd September 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 666.2786p per share. This brings the total number of shares purchased during this programme to 61,078,927.

END

END

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	13:51 23 Sep 2003
Number	0703Q

BOOTS GROUP PLC

23rd September 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 23rd September 2003, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of Boots Group PLC incorporated in Jersey) ("the Company"), has reduced by 146,521 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0185% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, Mr. H. Dodd, and Mr. A.P. Smith.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,131,961 representing approximately 0.143% of the current issued ordinary share capital of the Company.

END

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:23 23 Sep 2003
Number	0929Q

23rd September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 23rd September 2003, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 666.2900p per share. This brings the total number of shares purchased during this programme to 61,328,927.

END

END

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:52 25 Sep 2003
Number	1609Q

25th September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 24th September 2003, Boots Group PLC acquired 50,000 ordinary shares in the company for cancellation. The price paid was 669.0000p per share. This brings the total number of shares purchased during this programme to 61,378,927.

END

END

Full Text Announcement

Other Announcements from this Company | Send to a Friend

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:59 25 Sep 2003
Number	2003Q

25th September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 25th September 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 669.0815p per share. This brings the total number of shares purchased during this programme to 61,878,927.

END

END

Close

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:10 26 Sep 2003
Number	2611Q

26th September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 26th September 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 665.7480p per share. This brings the total number of shares purchased during this programme to 62,378,927.

END

END

Full Text Announcement

Other Announcements from this Company | Send to a Friend

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:59 29 Sep 2003
Number	3115Q

29th September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 29th September 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 658.9845p per share. This brings the total number of shares purchased during this programme to 62,878,927.

END

END

Close

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Secs-Amend
Released	18:26 30 Sep 2003
Number	3856Q

The following replaces the 'Purchase of Own Securities' released today at 17:06 under RNS 3781Q. Boots Group PLC acquired 250,000 ordinary shares for cancellation, not 200,000 as stated in the previous announcement. The fully amended version is shown below.

30th September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 30th September 2003, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 648.4500p per share. This brings the total number of shares purchased during this programme to 63,128,927.

END

END

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:03 2 Oct 2003
Number	4713Q

On 2nd October 2003, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 72,842 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.85. This represents approximately 0.009% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, Mr. H. Dodd, and Mr. A. P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 72,842.

END

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:47 3 Oct 2003
Number	5223Q

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

671.5p

13) Date of transaction

30th September 2003

14) Date company informed

3rd October 2003

15) Total holding following this notification

117,191

16) Total percentage holding of issued class following this notification

0.0148%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....3rd October 2003............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

671.5p

13) Date of transaction

30th September 2003

14) Date company informed

3rd October 2003

15) Total holding following this notification

115,660

16) Total percentage holding of issued class following this notification

0.0146%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....3rd October 2003............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

671.5p

13) Date of transaction

30th September 2003

14) Date company informed

3rd October 2003

15) Total holding following this notification

135,771

16) Total percentage holding of issued class following this notification

0.017%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....3rd October 2003............................

END

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:00 3 Oct 2003
Number	5239Q

BOOTS GROUP PLC

3rd October 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 3rd October 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has increased by 26,237 as a result of purchases and transfers by participants of rights under the All-Employee Share Scheme 2002. This includes a purchase settled on 30th September 2003 under the Share Investment Plan of the All-Employee Share Scheme, of 26,237 shares at a price of 671.5p per share. This represents approximately 0.0033% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr R Baker, Mr P Bateman, Mr H Dodd and Mr A Smith.

As result of the movements referred to above the number of shares held by the Trust has risen to 4,030,969 representing approximately 0.51% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,640,027.

END

Company	Boots Group PLC
TIDM	BOOT
Headline	Trading Statement
Released	07:00 10 Oct 2003
Number	7556Q

RNS Number:7556Q
Boots Group PLC
10 October 2003

Update on Trading Performance
H1 2003/04

Sales growth (%):

	Q2 Actual		H1 Actual	
Boots Group PLC	5.0*		4.9*	
		Like for Like		Like for Like
Boots The Chemists	3.0	2.9	3.8	3.6
Health	5.0	4.8	5.6	5.6
Beauty & Toiletries	2.4	2.3	3.8	3.5
Other	-0.8	-0.8	-1.0	-1.5
		Local currency		Local currency
Boots Healthcare International	11.8	7.0	11.0	7.3

* Continuing operations

Howard Dodd, Chief Financial Officer said:

"Second quarter trading continued the pattern of solid growth in Boots The Chemists. We now move into the second half with our focus on the busy Q3 trading period. This year we have a bigger and better seasonal offer available in more stores as we aim to improve on last year's excellent Christmas."

The main features of the second quarter were:

Boots The Chemists

Sales growth in Boots The Chemists in the second quarter was 3.0%; 2.9% like for like.

Dispensing sales, up 5.5%, OTC Healthcare, up 4.2%, and Cosmetics and Fragrance, up 4.7%, were the main contributors to sales growth in the quarter.

Overall performance in Beauty & Toiletries was in line with our expectations for this stage of the year. Sunshop sales, benefitting from the expanded summer

range and the prolonged spell of hot weather, were up 15%. There was no other material impact on the business from the summer weather.

Gross margin for the half was flat, in line with our expectations.

Our cost saving and investment programmes remain on track.

Boots Healthcare International

Boots Healthcare International sales were up 7.0% in local currency (+11.8% in Sterling) in the second quarter with increases across all major brands.

ENDS

Howard Dodd, Chief Financial Officer and Peter Baguley, Director of Investor Relations, will host a conference call for analysts at 08.30 BST.

UK dial in number: 0845 245 3471
International dial in number: +44 (0) 1452 542 300

A replay facility will be available for seven days:

UK dial in number: 0845 245 5205
International dial in number: +44 (0) 1452 55 00 00
US dial in number: 1866 276 1167
Access number: 522889#

For further information, please contact:

Media
Donal McCabe
Tel: 0115 968 7029
Mobile: 07769 690618

Matthew Dransfield
0115 968 7284
Mobile: 07973 844612

Investor Relations
Peter Baguley
Tel: 0115 968 7171
Mobile: 07770 440690

END

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

Appointment form

	Day	Month	Year
Date of appointment	15	09	2003
†Date of Birth	25	04	1953

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME — N... on completion appear on reverse.

*Style / Title: MR *Honours etc:

Forename(s): GUY NEVILLE

Surname: DAWSON

Previous Forename(s): Previous Surname(s):

Usual residential address: 77 ONSLOW SQUARE

Post town: LONDON Postcode: SW7 3LT

County / Region: Country:

†Nationality: BRITISH †Business occupation: BANKER

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 19/9/03

A director, secretary etc must sign the form below.

Signed [signature] **Date** 25/9/03

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate

03 OCT 28 ...

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, BOOTS GROUP PLC, GROUP HEADQUARTERS, NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 4452715

† Directors only.

† Other directorships

JANINE ROXBOROUGH BUNCE ASSOCIATES LIMITED

MERRILL LYNCH INTERNATIONAL (12/03/2001)

TRICORN CORPORATE MEMBER LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

Appointment form

	Day	Month	Year
Date of appointment	15	09	2003
†Date of Birth	06	08	1962

Appointment as director: X

as secretary:

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title: MR

*Honours etc:

Forename(s): RICHARD ANDREW

Surname: BAKER

Previous Forename(s):

Previous Surname(s):

03 OCT 2003 17:21

Usual residential address: LENTON HOUSE, BEESTON LANE

Post town: NOTTINGHAM

Postcode: NG7 2QD

County / Region:

Country:

†Nationality: BRITISH

†Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature: R A Baker

Date: 25/9/3

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature]

Date: 25/9/03

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, BOOTS GROUP PLC, GROUP HEADQUARTERS, NOTTINGHAM, , NG2 3AA

Tel 0115-968 7094

DX number 712061

DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 4452715

† Directors only. † Other directorships

ASDA GROUP LIMITED (14/09/2003)

ASDA STORES LIMITED (14/09/2003)

DIXON MOTORS PLC (27/05/2002)

IGD SERVICES LIMITED (13/05/2003)

NEWGO 1 LIMITED (31/07/2002)

THE BOOTS COMPANY PLC

THE INSTITUTE OF GROCERY DISTRIBUTION (13/05/2003)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

G

COMPANIES FORM No. 169

82-34701

169

Return by a company purchasing its own shares

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	48,000	300,000	250,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	09/09/03	11/09/03	12/09/03
Maximum prices paid § for each share	£6.7300	£6.7421	£6.7926
Minimum prices paid § for each share	£6.7300	£6.7421	£6.7926

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 4,050,889.67
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 20,255

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Designation ‡ Date

Presentor's name address and reference (if any):

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pitnay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

G

COMPANIES FORM No. 169

169

Return by a company purchasing its own shares

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	250,000	350,000	70,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	04/09/03	05/09/03	08/09/03
Maximum prices paid § for each share	£6.6344	£6.6547	£6.6521
Minimum prices paid § for each share	£6.6344	£6.6547	£6.6521

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 4,460,089.37
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 22,305

Please do not write in the space below. For Inland Revenue use only.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 9/9/03

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

88(2)

03 OCT 20 PM 7:21

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	4452715
Company name in full	BOOTS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	06	10	2003			

Class of shares *(ordinary or preference etc.)*	Ordinary		
Number allotted	2,500		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.31		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in England and Wales

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr. John Alexander COHEN	Class of shares allotted	Number allotted
Address	7 Rectory Gardens, Wollaton		
	Nottingham.	Ordinary 25p	2,500
UK Postcode	N G 8 2 A R		
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			

Please enter the number of continuation sheets (if any attached to this form [ ]

Signed ______________________ **Date** 9/10/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sonia Fennell
	Boots Group PLC
	Nottingham NG90 1BS Tel: 0115 9687094
	DX number – DX 712061 DX exchange Beeston 2

No. 4452715

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

BOOTS GROUP PLC

Memorandum

AND

Articles of Association

Reprint with all current amendments
as at 24th July 2003

CERTIFICATE OF INCORPORATION
ON CHANGE OF NAME

Company No. 4452715

The Registrar of Companies for England and Wales hereby certifies that

HALFORDS GROUP PLC

having by special resolution changed its name, is now incorporated

under the name of

BOOTS GROUP PLC

Given at Companies House, Cardiff, the 11th October 2002

THE OFFICIAL SEAL OF THE
REGISTRAR OF COMPANIES

Companies House
— *for the record* —

HC006A

CERTIFICATE THAT A PUBLIC COMPANY IS ENTITLED TO DO BUSINESS AND BORROW

Company No. 4452715

I hereby certify that the provisions of section 117(1) of the Companies Act 1985 have been complied with in relation to

HALFORDS GROUP PLC

and that the company is entitled to do business and borrow.

Given at Companies House, Cardiff, the 12th June 2002

TONY BHAMBHRA

For The Registrar Of Companies

COMPANIES HOUSE

CERTIFICATE OF INCORPORATION
OF A PUBLIC LIMITED COMPANY

Company No. 4452715

The Registrar of Companies for England and Wales hereby certifies that

HALFORDS GROUP PLC

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 31st May 2002

For The Registrar Of Companies

COMPANIES HOUSE

No 0442715

THE COMPANIES ACTS 1985 AND 1989

Company limited by shares

SPECIAL AND ORDINARY RESOLUTIONS

OF

BOOTS GROUP PLC

At the First Annual General Meeting of Boots Group PLC duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE, on Thursday, 24th July 2003, the subjoined resolutions were duly passed of which resolution numbered 1 was passed as an Ordinary Resolution and resolution numbered 2 and resolution numbered 3 were passed as Special Resolutions

ORDINARY RESOLUTION

1 That the board be and it is hereby generally and unconditionally authorised to exercise all powers of the company to allot relevant securities within the meaning of section 80 of the Companies Act 1985 up to an aggregate nominal amount of £67.8 million provided that this authority shall expire at the conclusion of the next annual general meeting of the company to be held after the passing of this resolution save that the company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTION

2 That the board be and it is hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94(2) of the Act) pursuant to the authority conferred by the previous resolution for cash as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment:

(a) of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interest of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them provided that the board may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) (otherwise than pursuant to sub-paragraph (a) above) of equity securities of an aggregate nominal amount not exceeding £10.17 million

and shall expire at the conclusion of the next annual general meeting of the company save that the company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board

SPECIAL RESOLUTION

3 That, subject to the company's Articles of Association and section 166 of the Companies Act 1985, the company be and is hereby generally and unconditionally authorised to make one or more market purchases (within the meaning of Section 163(3) of that Act) of its own ordinary shares on such terms and in such manner as the directors of the company shall determine, provided that:

(a) the maximum number of such ordinary shares hereby authorised to be acquired is 81,300,000;

(b) the maximum price which may be paid for each ordinary share is not more than 5% above the average of the closing mid-market prices for the ordinary shares of the company (derived from the London Stock Exchange Daily Official List) for the five business days prior to the date of purchase and the minimum price per ordinary share is the nominal value thereof in each case exclusive of any expenses payable by the company; and

(c) the authority hereby given shall expire at the conclusion of the next annual general meeting of the company save that the company may make a purchase of ordinary shares after expiry of such authority in execution of a contract of purchase that was made under and before the expiry of such authority.

M J OLIVER
Secretary

No. 04452715

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

OF

BOOTS GROUP PLC

At an Extraordinary General Meeting (the EGM) of Boots Group PLC (the Company) duly convened and held on 31 October 2002 the following resolutions were passed:

SPECIAL RESOLUTIONS

1. THAT:

   (A) each of the 49,998 authorised but unissued ordinary shares of £1 each in the capital of the Company and the two issued ordinary shares of £1 each in the capital of the Company, be and is hereby sub-divided into 4 ordinary shares of 25 pence each;

   (B) each of the 50,000 authorised but unissued redeemable preference shares of £1 each in the capital of the Company be and is hereby redesignated as an ordinary share of £1 each and each such ordinary share be and is hereby sub-divided into 4 ordinary shares of 25 pence each;

   (C) the authorised share capital of the Company be and is hereby increased from £100,000 to £300,000,000 by the creation of a further 1,199,600,000 ordinary shares of 25 pence each;

   (D) the directors from time to time of the Company (Directors) be and they are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985 (the Act):

      (i) up to an aggregate nominal amount of £225,000,000, representing the allotment of up to 900,000,000 ordinary shares of 25 pence each as consideration for the transfer to the Company of the entire issued share

capital of The Boots Company PLC pursuant to the proposed scheme of arrangement of that company under section 425 of the Act (the Scheme);

(ii) up to an additional aggregate nominal amount equal to £70,930,000;

such authority to expire at the conclusion of the next Annual General Meeting of the Company to be held after the passing of this resolution save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and that this authority is in substitution for any and all authorities previously conferred upon the Directors for the purposes of Section 80 of the Act to the extent unused;

(E) the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities (as defined in Section 94(2) of the Act) for cash pursuant to the authority conferred by paragraph (D) (ii) of this resolution as if Section 89(1) of the Act did not apply to such allotment, PROVIDED THAT this power shall be limited to:

(i) the allotment of equity securities for cash in connection with or pursuant to a rights issue or any other offer in favour of the holders of equity securities and other persons entitled to participate therein in proportion (as nearly as may be practicable) to the respective numbers of equity securities then held by them (or, as appropriate, the number of such securities which such other persons are for those purposes deemed to hold), but subject to such exclusions or other arrangements as the Directors may consider necessary, expedient or appropriate to deal with any fractional entitlements or legal or practical difficulties which may arise under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above of equity securities for cash up to an aggregate nominal value of £10,640,000,

and shall expire at the conclusion of the next Annual General Meeting of the Company save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired and that this authority is in substitution for any and all authorities previously conferred upon the Directors for the purposes of Section 95 of the Act to the extent unused;

2. THAT the new Articles of Association of the Company produced to the EGM and initialled by the Chairman for the purposes of identification only, be and are hereby adopted in substitution for and to the exclusion of the existing Articles of Association of the Company.

3. THAT:

(A) The Boots Group All-Employee Share Ownership Plan 2000, The Boots Group SAYE Share Option Plan 2002, The Boots Group Executive Share Option Plan 2002 and the Boots Group Long Term Bonus Plan 2002 (the Plans) and one or more employee trusts, a summary of each of which is set out in Part 4 of the draft Listing Particulars of the Company produced to the EGM and initialled by the Chairman for the purposes of identification only, be and are hereby approved and that the Directors be and they are hereby authorised to do all acts and things necessary to establish and carry them into effect;

(B) the Directors be and they are hereby authorised to establish a further scheme or schemes containing such provisions as the Directors may decide subject to the following:

(i) such schemes must operate within the limits on the number of new ordinary shares which may be made available from time to time under the Plans;

(ii) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the Directors consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the Plans; and

(iii) once established, the provisions of such schemes may not be amended without the prior approval of the Company in general meeting, if such approval would be required to amend the comparable provisions in the Plans; and

(C) the Directors be and they are hereby authorised to vote and be counted in the quorum on any matter connected with the schemes referred to in this resolution (except that no Director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting contained in the articles of association of the Company be and is hereby relaxed accordingly).

4. THAT the Company is generally and unconditionally authorised to make one or more market purchases (within the meaning of section 163(3) of the Companies Act 1985) on the London Stock Exchange of ordinary shares provided that:

(A) the maximum number or ordinary shares authorised to be purchased is 85,100,000;

(B) the minimum price which may be paid for ordinary shares is the nominal value per share (exclusive of expenses);

(C) the maximum price (exclusive of expenses) which may be paid for an ordinary share is not more than 5% above the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which the ordinary share is purchased;

(D) unless previously revoked, varied or extended, the authority conferred by this resolution shall expire at the conclusion of the next Annual General Meeting of the Company; and

(E) the Company may make a contract or contracts to purchase ordinary shares under the authority conferred by this resolution prior to the expiry of such authority that will or may be executed wholly or partly after the expiry of such authority and may make a purchase or ordinary shares in pursuance of any such contract or contracts.

M J OLIVER
CHAIRMAN

Registered No. 4452715

MEMORANDUM OF ASSOCIATION

OF

BOOTS GROUP PLC

---

1. Name

The name of the company is "BOOTS GROUP PLC".

2. Type of Company

The company is to be a public company.

3. Registered Office

The company's registered office is to be situated in England and Wales.

4. Objects

The objects for which the company is established are:-

(A) To carry on business as a general commercial company and to carry on any trade or business whatsoever.

(B) To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

(C) To provide services of all descriptions.

(D) To lend money and grant or provide credit and financial accommodation to any person and to deposit money with any person.

(E) To invest money of the company in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets.

(F) To enter into any arrangements with any government or authority or person and to obtain from any government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

(G) To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

(H) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums interest dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

(I) To amalgamate or enter into partnership or any profit-sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

(J) To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or for no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

(K) To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

(L) To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator).

(M) To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the registration or incorporation of the company in or under the laws of any place outside England.

(N) To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company's holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition.

(O) To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the board of directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the company or its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

(P) To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

(Q) To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

(R) To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(S) To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company's undertaking property or assets or otherwise to advance the interests of the company or of its members.

(T) To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

(U) In this clause **"company"**, except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, **"person"** shall include any company as well as any other legal or natural person, **"securities"** shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, **"and"** and **"or"** shall mean **"and/or"** where the context so permits, **"other"** and **"otherwise"** shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

5. Liability of Members

The liability of the members is limited.

6. Share Capital

The company's share capital is £100,000 divided into 50,000 Ordinary Shares of £1 each and 50,000 Preference Shares of £1 each, and the company shall have the power from time to time to divide the original or any increased capital into classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

NOTES

The capital of the Company as at 31st October 2002 is £300,000,000 divided into 1,200,000,000 Ordinary Shares of 25p each, having been altered as follows:

1 On 31 October 2002,

a) each of the 50,000 Ordinary Shares of £1 was subdivided into 4 Ordinary Shares of 25p;

b) each of the 50,000 Preference Shares was redesignated as an Ordinary Share, and each of the resulting Ordinary Shares was sub-divided into 4 Ordinary Shares of 25p; and,

c) the authorised share capital was increased from £100,000 divided into 400,000 Ordinary Shares of 25p each to £300,000,000 divided into 1,200,000,000 Ordinary Shares of 25p each by the creation of an additional 1,199,600,000 Ordinary Shares of 25p each.

We, the subscribers of this memorandum of association, wish to be formed into a company pursuant to this memorandum; and we agree to take the number of shares shown opposite

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber
For and on behalf of TRUCIDATOR NOMINEES LIMITED 2 Lambs Passage, EC1Y 8BB Director	One Ordinary Share
For and on behalf of TREXCO LIMITED 2 Lambs Passage, EC1Y 8BB Director	One Ordinary Share

DATED the 22nd day of May 2002

WITNESS to the above Signatures:-

Stuart MacLean
One Bunhill Row
London EC1Y 8YY

ARTICLES OF ASSOCIATION

of

Boots Group PLC

(Articles adopted on 31 October, 2002)

INTERPRETATION

1. No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of the company. Exclusion of Table A

2. In these articles unless the context otherwise requires:- Definitions

"**address**" means the same as in the Companies Act and, in relation to electronic communications may include any number or address used for the purposes of such communication;

"**these articles**" means these articles of association as altered from time to time and the expression "**this article**" shall be construed accordingly;

"**the auditors**" means the auditors from time to time of the company or, in the case of joint auditors, any one of them;

"**the board**" means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present;

"**certificated share**" means a share which is not an uncertificated share;

"**clear days**" in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

"**the Companies Acts**" means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company;

"**<u>electronic communication</u>**" shall have the same meaning in these articles as that which is defined in any act which amends the Companies Acts to that effect;.

"**<u>the holder</u>**" in relation to any shares means the member whose name is entered in the register as the holder of those shares;

"**<u>the Listing Rules</u>**" means the rules which are made from time to time by the relevant competent body for the purposes of the regulation of the official listing of the company's securities;

"**<u>member</u>**" means a member of the company;

"**<u>the office</u>**" means the registered office of the company;

"**<u>paid up</u>**" means paid up or credited as paid up;

"**<u>participating class</u>**" means a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system;

"**<u>person entitled by transmission</u>**" means a person whose entitlement to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

"**<u>the register</u>**" means the register of members of the company;

"**<u>seal</u>**" means any common or official seal that the company may be permitted to have under the Companies Acts;

"**<u>the secretary</u>**" means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;

"**<u>uncertificated share</u>**" means a share of a class which is at the relevant time a participating class title to which is recorded on the register as being held in uncertificated form;

"**<u>the Uncertificated Securities Regulations</u>**" means the Uncertificated Securities Regulations 2001 as amended from time to time and any provisions of or under the Companies Acts which supplement or replace such Regulations;

"**<u>United Kingdom</u>**" means Great Britain and Northern Ireland;

references to a document being **executed** include references to its being executed under hand or under seal or by any other method;

references to **writing** include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the board in its absolute discretion;

words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear the same meaning in these articles or that part (as the case may be) save that the word "**company**" shall include any body corporate; and

references to a **meeting** shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

Headings and **notes** are included only for convenience and shall not affect meaning.

3. (A) Subject to the Companies Act where for any purpose an ordinary resolution of the company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective. Form of Resolution

(B) A resolution in writing or by means of electronic communication signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form which may, if the board in its absolute discretion decides, be in writing or by means of electronic communication each executed by or on behalf of one or more of the members.

SHARE CAPITAL

4. The authorised share capital of the company at the date of adoption of this article is £300,000,000 divided into 1,200,000,000 ordinary shares of 25 pence each. Authorised Share Capital

5. Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide. Rights Attached to Shares

Redeemable Shares	6.	Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any other shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder.
Purchase of Own Shares	7.	Subject to the provisions of the Companies Acts and to any rights conferred on the holders of shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.
Variation of Rights	8.	Subject to the provisions of the Companies Acts, all or any of the rights attached to any class of shares may from time to time (whether or not the company is being wound up) be varied either with the consent of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the company shall mutatis mutandis apply to any such separate general meeting, but so that the necessary quorum shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class, that every holder of shares of the class present in person or by proxy shall be entitled on a poll to one vote for every share of the class held by him (subject to any rights or restrictions attached to any class of shares) and that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of the holders one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum.
Pari Passu Issues	9.	The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.
Unissued Shares	10.	Subject to the provisions of the Companies Acts and these articles, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide.

11. The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts. Payment of Commission

12. Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share other than an absolute right to the whole of the share in the holder. Trusts Not Recognised

CERTIFICATES

13. Every person (except a stock exchange nominee in respect of which the company is not by law required to complete and have ready for delivery a certificate) whose name is entered in the register as a holder of any certificated shares shall be entitled, without payment, to receive within the time limits prescribed by the Companies Acts (or, if earlier, within any prescribed time limit or within a time specified when the shares were issued) one certificate for all those shares of any one class. In the case of a certificated share held jointly by several persons, the company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A member (except such a nominee) who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge. Right to Share Certificates

14. If a share certificate is defaced, worn out, lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of any exceptional out-of-pocket expenses of the company in investigating the evidence and preparing the indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company. Replacement of Share Certificates

15. Every share certificate shall be executed under a seal or in such other manner as the board, having regard to the terms of issue and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical or may be printed on them or that the certificates need not be signed by any person. Sealing of Share Certificates

Uncertificated Shares

16. (A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

LIEN

17. The company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the company (whether presently or not) in respect of that share. The company's lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article. Company s Lien on Shares Not Fully Paid

18. The company may sell, in such manner as the board may decide, any shares on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after a notice in writing has been served on the holder of the shares, demanding payment and stating that if the notice is not complied with the share may be sold. For giving effect to the sale the board may authorise some person to execute an instrument of transfer of the shares sold to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in relation to the sale. Enforcing Lien by Sale

19. The net proceeds, after payment of the costs, of the sale by the company of any share on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the share sold) be paid to the person who was entitled to the share at the time of the sale. Application of Proceeds of Sale

CALLS ON SHARES

20. Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least fourteen clear days' notice in writing, including by means of electronic communication, specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be revoked or postponed as the board may decide. A person upon whom a call is made shall remain liable for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. Calls

Payment of Calls	21.	A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.
Liability of Joint Holders	22.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.
Interest Due on Non-Payment	23.	If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding 20 per cent. per annum, as the board may decide, and all expenses that have been incurred by the company by reason of such non-payment, but the board shall be at liberty to waive payment of the interest or expenses wholly or in part.
Sums Due on Allotment Treated as Calls	24.	Any amount which becomes payable in respect of a share on allotment or on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call.
Power to Differentiate	25.	Subject to the terms of issue, the board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.
Payment of Calls in Advance	26.	The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and on all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding (unless the company by ordinary resolution shall otherwise direct) 20 per cent. per annum, as the board may decide.

FORFEITURE OF SHARES

Notice if Call or Instalment Not Paid	27.	If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and any expenses incurred by the company by reason of such non-payment.
Form of Notice	28.	The notice shall name a further day (not being less than fourteen clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and

shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call has been made or instalment is payable will be liable to be forfeited. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include the surrender.

29. If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and expenses due in respect of it has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

Forfeiture for Non-Compliance with Notice

30. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give notice.

Notice after Forfeiture

31. Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to be the property of the company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to execute an instrument of transfer to the designated transferee. The company may receive the consideration (if any) given for the share on its disposal and may register the transferee as the holder of the share. At any time before a sale, re-allotment or disposition the forfeiture may be cancelled by the board on such terms as the board may decide.

Sale of Forfeited Sales

32. A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at the rate of 20 per cent. per annum (or such lower rate as the board may decide) from the date of forfeiture until payment, and the company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

Arrears to be Paid Notwithstanding Forfeitures

33. A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it

Statutory Declaration as to Forfeiture

as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal.

TRANSFER OF SHARES

Form of Transfer

34. (A) Subject to such of the restrictions of these articles as may be applicable:-

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

(B) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

Execution of Transfer

35. The instrument of transfer of a certificated share (if an instrument of transfer is required) shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by the company.

Rights to Decline Registration of Partly Paid Shares

36. The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

Other Rights to Decline Registration

37. (A) Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(B) The board may also decline to register any transfer (if an instrument of transfer is required) of a certificated share unless:-

(i) the instrument of transfer is lodged with the company accompanied by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(ii) the instrument of transfer is in respect of only one class of share; and

(iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

38. If the board declines to register an instrument of transfer of a share it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal. Notice of Refusal

39. No fee shall be charged by the company for registering any transfer, or other document relating to or affecting the title to any share or for making any other entry in the register. No Fee for Registration

40. The company may sell any certificated shares in the company on behalf of the holder of, or person entitled by transmission to, the shares by instructing such person as the company may deem appropriate to sell them at the best price reasonably obtainable at the time of sale if:- Untraced Shareholders

(a) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(b) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(c) so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(d) the company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this article:-

"**the qualifying period**" means the period of twelve years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (d) above or of the first of the two advertisements to be published if they are published on different dates; and

"**the relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a) to (d) above have been satisfied.

If, after the publication of either or both of the advertisements referred to in sub-paragraph (d) above but before the company has become entitled to sell the shares pursuant to this paragraph of this article, the requirements of sub-paragraph (b) or (c) above cease to be satisfied, the company may nevertheless sell those shares after the requirements of sub-paragraphs (a) to (d) above have been satisfied afresh in relation to them.

If during any relevant period further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (b) to (d) above have been satisfied in regard to the further shares, the company may also sell the further shares.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No

trust shall be created in respect of the debt and no interest shall be payable in respect of it and the company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit.

TRANSMISSION OF SHARES

41. If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares; but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

Transmission on Death

42. Where the entitlement of a person to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

Entry of Transmission in Register

43. Any person entitled by transmission to a certificated share may, subject as provided elsewhere in these articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the company to that effect. If he elects to have another person registered, he shall transfer title to the share to that person. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within sixty days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been complied with. All the provisions of these articles relating to the transfer of, and registration of transfers of, certificated shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

Election of Person Entitled by Transmission

44. Where a person becomes entitled by transmission to a certificated share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share (except with the authority of the board) to attend or vote at any

Rights of Person Entitled by Transmission

general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings.

ALTERATION OF SHARE CAPITAL

Increase, Consolidation, Sub-Division and Cancellation

45. The company may from time to time by ordinary resolution:-

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others provided that none of the shares resulting from the sub-division may have any right, preference or advantage not attached to the shares immediately prior to their sub-division; and

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Fractions

46. (A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit and in particular may sell the shares representing the fractions to any person (including, subject to the provisions of the Companies Acts, the company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale. The company may retain the net proceeds of sale of shares representing fractions where the individual amount of net proceeds to which any member is entitled is less than £3.00.

(B) Subject to the Companies Acts, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

47. Subject to the provisions of the Companies Acts, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way. Reduction of Capital

GENERAL MEETINGS

48. Any general meeting of the company other than an annual general meeting shall be called an extraordinary general meeting. Extraordinary General Meetings

49. The board shall convene and the company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts. Annual General Meetings

50. The board may convene an extraordinary general meeting whenever it thinks fit. Convening of Extraordinary General Meetings

51. The provisions of these articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. For this purpose, a general meeting at which no holder of a share other than an ordinary share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of the ordinary shares. Separate General Meetings

NOTICE OF GENERAL MEETINGS

52. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution appointing a person as a director shall be called by not less than twenty-one clear days' notice in writing. All other extraordinary general meetings shall be called by not less than fourteen clear days' notice in writing. The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted. Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts. Length of Notice

Notwithstanding that a meeting of the company is called by shorter notice than that specified in this article, it shall be deemed to have been properly called if it is so agreed:-

(a) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

Omission or Non-Receipt of Notice

53. The accidental omission to give any notice of a meeting including any in the form of electronic communication (in cases where appointments of proxy are sent out with the notice including any in the form of electronic communication) or the accidental omission to send an appointment of proxy to, or the non-receipt of either or both by, any person entitled to receive the notice shall not invalidate the proceedings at that meeting.

Postponement of General Meetings

54. If the board, in its absolute discretion, considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these articles not less than 48 hours before the time appointed for holding the rearranged meeting. The board may also postpone or move the rearranged meeting under this article.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

55. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman. Save as otherwise provided by these articles, three members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

56. If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting shall stand adjourned to such other day (being not less than ten nor more than twenty-eight days later) and at such other time or place as the chairman of the meeting may decide and at such adjourned meeting one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum. The company shall give not less than seven clear days' notice in writing of any meeting adjourned through want of a quorum and the notice shall state that one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Procedure if Quorum Not Present

57. In the case of any general meeting the board may, notwithstanding the specification in the notice of the place of the general meeting (the **"Principal Place"**) at which the chairman of the meeting shall preside, make arrangements for simultaneous attendance and participation at other places by members and proxies entitled to attend the general meeting but excluded from the Principal Place under the provisions of this and/or the following two articles.

Arrangements for Simultaneous Attendance

58. Such arrangements for simultaneous attendance at the meeting may include arrangements regarding the level of attendance as aforesaid at the other places provided that they shall operate so that any members and proxies excluded from attendance at the Principal Place are able to attend at one of the other places. For the purpose of all other provisions of these articles any such meeting shall be treated as being held and taking place at the Principal Place.

Arrangements Regarding Level of Attendance

59. The board may, for the purpose of facilitating the organisation and administration of any general meeting to which such arrangements apply, from time to time make arrangements, whether involving the issue of tickets (on a basis intended to afford to all members and proxies entitled to attend the meeting an equal opportunity of being admitted to the Principal Place) or the imposition of some random means of selection or otherwise as it shall in its absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in their place and the entitlement of any member or proxy to attend a general meeting at the Principal Place shall be subject to such arrangements as may from time to time be in force whether stated in the notice of the meeting to apply to that meeting or notified to the members concerned subsequent to the provision of the notice of the meeting.

Selection for Attendance

Security Arrangements

60. The board may direct that members or proxies wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, refuse entry to, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

Chairman of General Meeting

61. The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the chairman nor any deputy chairman is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman.

Orderly Conduct

62. The chairman shall take such action as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting and the chairman's decision, made in good faith on matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination, acting in good faith, as to whether any point or matter is of such a nature.

Director s Right to Attend and Speak

63. Each director shall be entitled to attend and speak at any general meeting of the company. The chairman may invite any person to attend and speak at any general meeting of the company where he considers that this will assist in the deliberations of the meeting.

Adjournments

64. The chairman may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that (a) the members wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. In addition, the chairman may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine die or to another time or place. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the board. No business shall be transacted at any adjourned meeting

except business which might properly have been transacted at the meeting had the adjournment not taken place.

65. When a meeting is adjourned for three months or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Except where these articles otherwise require, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting. Notice of Adjournment

AMENDMENTS

66. In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or the chairman in his absolute discretion decides that it may be considered or voted upon. Amendments to Resolutions

67. If an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. Amendments Ruled Out of Order

VOTING

neeting a resolution put to the vote of the meeting n a show of hands unless (before or on the sult of the show of hands or on the withdrawal for a poll) a poll is properly demanded. Subject a poll may be demanded by:- Method of Voting

he meeting; or

ers present in person or by proxy and

bers present in person or by proxy and gregate not less than one-tenth of the the members having the right to neeting; or

(d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

Procedure if Poll Demanded

69. If a poll is properly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers who need not be members. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When Poll to be Taken

70. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than thirty days after the date of the demand) and at such time and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

Continuance of Other Business after Poll Demand

71. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

Votes on a Poll

72. On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the s
occasion.

Casting Vote of Chairman

73. In the case of an equality of votes at a general meeting, wh
a show of hands or on a poll, the chairman shall be entitle
additional or casting vote.

Votes of Members

74. Subject to any special terms as to voting upon which any
may be issued or may at the relevant time be held and t
provisions of these articles, on a show of hands every r
is present in person at a general meeting of the compa
one vote, and on a poll every member who is present
by proxy shall have one vote for every share of which
holder.

75. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding. Votes of Joint Holders

76. A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll by any person authorised in such circumstances to do so on his behalf and that person may vote on a poll by proxy, provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote has been delivered at the office (or at such other place as may be specified in accordance with these articles for the delivery of instruments appointing a proxy) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at that meeting or on the holding of that poll. Voting on Behalf of Incapable Member

77. No member shall, unless the board otherwise decides, be entitled to vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company unless all calls or other sums presently payable by him in respect of shares have been paid. No Right to Vote where Sums Overdue on Shares

78. If:- Objections or Errors in Voting

(a) any objection shall be raised to the qualification of any voter, or

(b) any votes have been counted which ought not to have been counted or which might have been rejected, or

(c) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

PROXIES

Execution of Proxies

79. The appointment of a proxy shall be in writing signed by the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or signed by an officer, attorney or other person authorised to sign it. An appointment of proxy may be sent by electronic communication and shall be treated as delivered at the time of receipt at the office (or such other place as may be specified in the notice convening the meeting or in any notice of an adjournment or, in either case, in the accompanying document).

Delivery of Proxies

80. The appointment of a proxy must:

(i) in the case of an appointment in writing which is not an electronic communication, be delivered at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(ii) in the case of an appointment contained in an electronic communication, be received at an address in the United Kingdom specified in the notice convening the meeting or in any form of proxy sent out, or invitation contained in an electronic communication to appoint a proxy issued by the company in relation to the meeting not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be delivered to the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, must be delivered or received as aforesaid not less than twenty-four hours before the time appointed for the taking of the poll and in default the appointment of proxy shall not be treated as valid.

When two or more valid but differing appointments of a proxy are executed in respect of the same share for use at the same meeting, the one which is last executed shall be treated as replacing and revoking the others as regards that share; if the company is unable to determine which was last executed, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

81. No instrument appointing a proxy shall be valid after twelve months have elapsed from the date named in it as the date of its execution. Maximum Validity of Proxy

82. Appointments of proxy, including any in the form of electronic communication, shall be in any usual form or in such other form as the board may approve. The appointment of a proxy, including any in the form of electronic communication, shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The appointment of a proxy, including any in the form of electronic communication shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates. Form of Proxy

83. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or authority under which it was executed, or the transfer of the share in respect of which the instrument of proxy is given provided that no notice in writing of such death, insanity, revocation or transfer shall have been received by the company at the office (or such other place in the United Kingdom as was specified for the delivery of instruments of proxy in the notice convening the meeting or other accompanying document) before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used. Cancellation of Proxy s Authority

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

84. Unless otherwise determined by ordinary resolution of the company, the directors (disregarding alternate directors) shall be not less than three nor more than twenty in number. Number of Directors

Age of Directors

85. Without prejudice to article 95(h) no person shall be disqualified from being appointed by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of seventy years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

Directors Shareholding Qualification

86. No shareholding qualification for directors shall be required.

Power of Company to Elect Directors

87. Subject to the provisions of these articles, the company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles.

Power of Board to Appoint Directors

88. Without prejudice to the power of the company in general meeting pursuant to any of the provisions of these articles to appoint any person to be a director, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall hold office only until the next following annual general meeting but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

Number to Retire by Rotation

89. At every annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or any multiple of three, then the number nearest to and less than one-third shall retire from office but, if there are fewer than three directors who are subject to retirement by rotation, they shall retire.

Identity of Directors to Retire

90. Subject to the provisions of the Companies Acts and these articles, the directors to retire by rotation on each occasion, shall be those who have been longest in office since their last appointment or re-appointment but, as between persons who became or were last re-appointed directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. The

directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the start of business on the date of the notice convening the annual general meeting and no director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting. In addition, any director who would not otherwise be required to retire shall retire by rotation at the third annual general meeting after his last appointment or re-appointment.

91. Subject to the provisions of these articles, the company at the meeting at which a director retires by rotation may fill the vacated office and in default the retiring director shall, if willing to continue to act, be deemed to have been re-appointed, unless at such meeting it is expressly resolved not to fill the vacated office or unless a resolution for the re-appointment of that director has been put to the meeting and lost.

Filling Rotation Vacancies

92. In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. Any person so appointed shall be treated, for the purpose of determining the time at which he or any other director is to retire, as if he had become a director on the day on which the person in whose place he is appointed was last appointed or re-appointed as director.

Power of Removal by Special Resolution

93. No person other than a director retiring at the meeting (whether by rotation or otherwise) shall be appointed or re-appointed a director at any general meeting unless:-

Persons Eligible as Directors

(i) he is recommended by the board; or

(ii) not less than seven nor more than forty-two days before the day appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for appointment or re-appointment together with notice executed by that person of his willingness to be appointed or re-appointed.

94. A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be re-appointed. If he is not re-appointed or deemed to be re-appointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

Position of Retiring Directors

Vacation of Office by Directors

95. Without prejudice to the provisions for retirement by rotation or otherwise contained in these articles, the office of a director shall be vacated:-

(a) if he resigns his office by notice in writing delivered to the office or tendered at a meeting of the board; or

(b) if he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health and the board resolves that his office is vacated; or

(c) if he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated; or

(d) if he becomes bankrupt or compounds with his creditors generally; or

(e) if he is prohibited by law from being a director; or

(f) he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these articles; or

(g) if by notice in writing delivered to the office or tendered at a meeting of the board, his resignation is requested by all of the other directors and all of the other directors are not less than three in number; or

(h) at any annual general meeting after he shall have attained the age of 65 unless during the four months preceding that annual general meeting he be requested by the board to continue in office.

Alternate Directors

96. (A) Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing executed by the appointor and delivered to the office or tendered at a meeting of the board, or in any other manner approved by the board. If this appointor so requests an alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member. He shall also be entitled to attend and vote as a

director at any such meeting at which the director appointing him is not personally present and at the meeting to exercise and discharge all the functions, powers and duties of his appointor as a director and for the purposes of the proceedings at the meeting the provisions of these articles shall apply as if he were a director.

(B) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same extent as if he were a director but shall not be entitled to receive from the company any fee in his capacity as an alternate director.

(C) Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director. Execution by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as execution by his appointor.

(D) An alternate director shall automatically cease to be an alternate director if his appointor ceases for any reason to be a director except that, if at any meeting any director retires by rotation or otherwise but is re-appointed or deemed to be re-appointed at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired.

(E) In this article references to "in writing" include the use of electronic communications subject to such terms and conditions as the board may decide.

97. The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company (including that of managing director) for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company

Executive Directors

or the company may have against the director for any breach of any contract of service between him and the company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director.

FEES, REMUNERATION, EXPENSES AND PENSIONS

Directors Fees

98. Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed £500,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company.

Additional Remuneration

99. Any director who goes or resides abroad for any purposes of the company or who performs services which in the opinion of the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other article.

Expenses

100. Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company's business or in the discharge of his duties as a director.

Pensions and Gratuities for Directors

101. The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, connections or dependants of, any director or former director provided that no benefits (except such as may be provided for by any other article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive or other office or place of profit under, the company or any body corporate which is or has been its subsidiary or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

DIRECTORS' INTERESTS

102. (A) Subject to the provisions of the Companies Acts and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established. Permitted Interests and Voting

(B) A director may hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director of the company may be or become a director or other officer of, or otherwise interested in, any company promoted by the company or in which the company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in the other company. The board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) the subscription or purchase by him of shares, debentures or other securities of the company pursuant to an offer or invitation to members or debenture holders of the company, or any class of them, to the public or any section of the public;

(iv) the underwriting by him of any shares, debentures or other securities of the company or any of its subsidiaries;

(v) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company;

(vi) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(vii) any contract concerning the adoption, modification or operation of a pension fund, or retirement, death or disability benefits scheme which relates both to directors and employees of the company or of any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(viii) any contract which relates to an arrangement for the benefit of employees of the company or of any of its subsidiaries, including but without being limited to an employee's share scheme which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(ix) any contract for the purchase or maintenance for any director or directors of insurance against any liability.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he is, (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company. For the purpose of this paragraph of this article there shall be disregarded any shares held by the director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which his interest is in reversion or remainder if and so long as some other person is entitled to receive the income of the trust and any shares comprised in an authorised unit trust scheme in which he is interested only as a unit holder.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

POWERS AND DUTIES OF THE BOARD

103. Subject to the provisions of the Companies Acts, the memorandum of association of the company and these articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not. No alteration of the memorandum of association or these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this article shall not be limited by any special power given to the board by any other article.

General Powers of Company Vested in Board

104. (A) Subject as hereinafter provided the board may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.

Borrowing Powers

(B) The board shall procure (but as regards subsidiaries of the company only in so far as the exercise of voting and other rights or powers of control exercisable by the company in relation to its subsidiaries it can procure) that the aggregate principal amount (including any fixed premium payable on final repayment) may from time to time remain undischarged of all moneys borrowed or secured by the company and/or all its subsidiaries (excluding moneys borrowed by any of such companies from and from time to time owing to any other of them) shall not except with the sanction of the company in general meeting exceed an amount equal to four thousand million pounds.

(C) For the purposes of this article moneys borrowed shall be deemed to include:-

(i) the nominal amount of any issued debentures other than cash (as defined in Section 455 of the Act) notwithstanding that the same be issued in whole or in part for a consideration other than cash;

(ii) the nominal amount of any issued share capital and the principal amount of any moneys borrowed, the repayment whereof is guaranteed by the company or any of its subsidiaries (together in each case with any

fixed premium payable on final redemption or repayment) except so far as either (1) such share capital or the debt owing or in respect of such borrowed moneys is for the time being beneficially owned by the company or by any of its subsidiaries or (2) such borrowed moneys are otherwise taken into account as moneys borrowed by the company or any of its subsidiaries.

(D) No lender or other person dealing with the company shall be concerned to see or enquire whether this limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the limit hereby imposed had been or would be thereby exceeded.

Local Boards

105. The board may establish local or divisional boards or agencies for managing any of the affairs of the company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this article may be made upon such terms and subject to such conditions as the board may decide and the board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

106. The board may, by power of attorney or otherwise, appoint any person to be the agent or the company upon such terms (including terms as to remuneration) as it may decide and may delegate to any person so appointed any of its powers, authorities and discretions (with power to sub-delegate). The board may remove any person appointed under this article and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

107. The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board. Delegation to Individual Directors

108. The company may exercise all the powers conferred by the Companies Acts with regard to having official seals and those powers shall be vested in the board. Official Seals

109. Subject to the provisions of the Companies Acts, the company may keep an overseas or local or other register in any place, and the board may make and vary such regulations as it may think fit respecting the keeping of the register. Registers

110. The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary. Provision for Employees

PROCEEDINGS OF THE BOARD

111. The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting. Board Meetings

112. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing or given by electronic communication to him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and if no request is made to the board it shall not be necessary to give notice of a board meeting to any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively. Notice of Board Meetings

Quorum

113. The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may, if otherwise a quorum of directors would not be present, continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects.

Directors below Minimum through Vacancies

114. The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these articles the continuing directors or director notwithstanding that the number of directors is below the number fixed by or in accordance with these articles as the quorum or there is only one continuing director, may act for the purpose of filling vacancies or of summoning general meetings of the company but not for any other purpose. If there are no directors or director able or willing to act, then any two members may summon a general meeting for the purpose of appointing directors.

Appointment of Chairman

115. The board may appoint a director to be the chairman or a deputy chairman of the board, and may at any time remove him from that office. Unless he is unwilling to do so the chairman or failing him a deputy chairman shall act as chairman at every meeting of the board. But if no chairman or deputy chairman is appointed, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for holding the meeting and willing to act, the directors present may choose one of their number to be chairman of the meeting.

Competence of Meetings

116. A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions from time to time vested in or exercisable by the board.

Voting

117. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

Delegation to Committees

118. (A) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether a director of the company or not) as it thinks fit, provided that the majority of the members of the committee are directors of the company.

(B) Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board.

No meeting of any committee consisting of two or more members shall be quorate for the purpose of exercising any of its powers, authorities or discretions unless a majority of those present are directors of the company. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(C) The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

Participation in Meetings by Telephone

119. All or any of the members of the board or any committee of the board may participate in a meeting of the board or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

Resolution in Writing

120. A resolution executed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board (if that number is sufficient to constitute a quorum) or by all members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the board, or as the case may be, of the committee properly called and constituted. The resolution may be contained in one document or in several documents in like form which may be in writing or by means of electronic communication each executed by one or more of the directors or members of the committee concerned.

Validity of Acts of Board or Committee

121. All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified or had vacated office, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee.

SEALS

Use of Seals

122. The board shall provide for the custody of every seal of the company. A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf. Subject as otherwise provided in these articles, any instrument to which the common seal is applied shall be signed by at least one director and the secretary, or by at least two directors or by such other person appointed by the board for the purpose, and any instrument to which an official seal is applied need not, unless the board otherwise decides or the law otherwise requires, be signed by any person.

DIVIDENDS AND OTHER PAYMENTS

Declaration of Dividends by Company

123. Subject to the provisions of the Companies Acts, the company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Payment of Interim and Fixed Dividends by Board

124. Subject to the provisions of the Companies Acts, the board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the company, in the opinion of the board, justifies its payment. If the board acts in good faith, it shall not incur any liability to the holders of any shares conferring preferred rights for any loss they may suffer in consequence of the payment of an interim dividend on shares having non-preferred or deferred rights.

Calculation and Currency of Dividends

125. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(a) all dividends shall be declared and paid according to the amounts paid up on the share in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; and

(c) dividends may be declared or paid in any currency.

The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of the conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid for the company or any other person to bear any costs involved.

126. The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company. Amounts Due on Shares may be Deducted from Dividends

127. No dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company. No Interest on Dividends

128. Any dividend or other sum payable by the company in respect of a share may be paid by cheque or warrant sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means including, in respect of uncertificated shares, by means of the facilities and requirements of a relevant system and to or through such person as the holder or joint holders may in writing direct, and the company shall have no responsibility for any sums lost or delayed in the course of payment by any such system or other means or where it has acted on any such directions. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address. Payment Procedure

129. The company may cease to send any cheque or warrant through the post or to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on any shares in the company which is normally paid in that manner Uncashed Dividends

on those shares if in respect of at least two consecutive dividends payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or that means of payment has failed but, subject to the provisions of these articles the company may recommence sending cheques or warrants or employing such other means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing.

Forfeiture of Unclaimed Dividends

130. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and shall revert to the company and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it.

Dividends Not in Cash

131. Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets to be distributed and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board.

Scrip Dividends

132. The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:-

(a) An ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo. For this

purpose "relevant value" shall be calculated by reference to the average of the market value (as defined by the Listing Rules) of the company's ordinary shares on the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution;

(c) On or as soon as practicable after announcing that it is to declare or recommend any dividend, the board, if it intends to offer the right to receive ordinary shares in lieu of that dividend, shall also announce that intention;

(d) The basis of allotment shall be such that no member may receive a fraction of a share;

(e) The board shall not proceed with any such offer unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(f) The board may exclude from any offer any holders of ordinary shares where the board believes that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them;

(g) The dividend (or that part of the dividend in respect of which a right to receive ordinary shares has been offered) shall not be payable in cash on ordinary shares in respect of which an election has been made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis;

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend;

(i) Unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member's elected ordinary shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected ordinary shares which were in certificated form on the date of the member's election);

(j) The board may offer the right to receive ordinary shares in respect of any dividend that it is to declare or recommend, in such manner and following such procedures as it may determine and may from time to time establish or vary a procedure for election mandates, under which a holder of ordinary shares may elect in respect of future offers of rights to receive ordinary shares under this article until the election mandate is revoked in accordance with the procedure; and

(k) At any time before new ordinary shares are allotted instead of cash in respect of any part of a dividend, the board may determine that such new ordinary shares will not be allotted. Any such determination may be made before or after any election has been made by members in respect of the relevant dividend.

CAPITALISATION OF RESERVES

Power to Capitalise Reserves and Funds

133. The company may, upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts unpaid on any shares in the company held by those members respectively or in paying up in full unissued shares, debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this article, a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in

full unissued shares of the company. The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution providing for the allotment to them respectively of any shares, debentures or other obligations of the company to which they are entitled on the capitalisation and the agreement shall be binding on those persons.

134. Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board. Settlement of Difficulties in Distribution

RECORD DATES

135. Notwithstanding any other provision of these articles, the company or the board may fix any date as the record date for any dividend, distribution, offer, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, offer, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date. Power to Choose Any Record Date

ACCOUNTING RECORDS AND SUMMARY FINANCIAL STATEMENTS

136. The board shall cause to be kept accounting records sufficient to show and explain the company's transactions, and such as to disclose with reasonable accuracy at any time the financial position of the company at that time, and which accord with the Companies Acts. Records to be Kept

137. No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law, or authorised by the board or by ordinary resolution of the company. Inspection of Records

138. The company may send a summary financial statement to members of the company instead of copies of its full accounts and report. Summary Financial Statements

139. The company may send accounts and reports and summary financial statements, as the board in its absolute discretion may decide to members of the company by using electronic communications including publication on a web site or sites in accordance with the Companies Acts.

SERVICE OF NOTICES AND DOCUMENTS

Service of Notices

140. Any notice or document (including a share certificate) may be served on or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or, if the member is also an employee of the company or any of its subsidiaries by sending it to him through the company's or subsidiary's internal mail or by means of a relevant system or, by means of electronic communications (except for share certificates) to an address authorised by the member including publication on a web site or sites in accordance with the Companies Acts or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders. In the case of notices or other documents sent by means of electronic communication the company may make such arrangements for the security of any such communication as it thinks fit.

Record Date for Service

141. Any notice or document may be served, or delivered (or treated as served or delivered) by the company by reference to the register as it stands at any time not more than 15 days before the date of service, or delivery or at such other time as shall be necessary to give effect to article 135. No change in the register after that time shall invalidate that service, or delivery. Where any notice or document is served or delivered to any person in respect of a share in accordance with these articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

Members Resident Abroad or on Branch Registers

142. Any member whose registered address is not within the United Kingdom and who gives to the company a postal address within the United Kingdom other than a number or address used for the purposes of electronic communication at which notices may be served upon him shall be entitled to have notices served upon him at that address, but unless he does do so, shall not be entitled to receive any notice from the company. Notwithstanding any agreement to the contrary, the company may determine not to use electronic communication for the service of any such notice or other document where, in the opinion of the company in its absolute discretion, to do so would infringe the laws of another country.

Service of Notice on Person Entitled by Transmission

143. Where a person is entitled by transmission to a share, any notice or other document shall be served upon or delivered to him, as if he were the holder of that share and his address noted in the register

were his registered address. A person who is entitled by transmission to a share, upon supplying the company with an address for the purposes of electronic communications for the service of notices may, at the absolute discretion of the board, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of that share. In either case, such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claimants through or under him) in the share. Otherwise, any notice or other document served on or delivered to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served or delivered in respect of any share registered in the name of that member as sole or joint holder.

144. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice sent through the company's or a subsidiary's internal postal system shall be deemed to have been given on the day following that on which the notice was despatched through that system, and the company's record of the despatch shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. Any notice or document not sent by post but left by the company at a registered address or at an address (other than an address for the purposes of electronic communications) notified to the company in accordance with these articles by a person who is entitled by transmission to a share shall be deemed to have been served or delivered on the day it was so left. Any notice served or delivered by the company by means of a relevant system shall be deemed to have been served or delivered when the company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice. Any notice or document sent by the company using electronic communications shall be deemed to have been received on the day following that on which it was sent. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued from time to time by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given.

When Notice Deemed Served

Notice When Post Not Available

145. If at any time by reason of the suspension or curtailment of postal services or electronic communication systems within the United Kingdom the company is unable effectively to convene a general meeting by notice sent through the post or notice given by means of electronic communications, a general meeting may be convened by a notice advertised in at least one newspaper with a national circulation. Notice published in this way shall be deemed to have been properly served on all affected members who are entitled to have notice of the meeting served upon them, on the day when the advertisement has appeared in at least one such paper. If at least six clear days prior to the meeting the posting of notices to addresses throughout the United Kingdom has again become practicable, the company shall send confirmatory copies of the notice by post to the persons entitled to receive them.

Notice Returned Undelivered

146. Subject to the provisions of the Companies Acts, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the company for the service of notices) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the services of notices). For the purposes of this article, references to a communication include references to any cheque or other instrument of payment but nothing in this article shall entitle the company to cease sending any cheque or other instrument of payment for any dividend, unless it is also entitled under these articles to do so.

Suspension of Rights Where Non-Disclosure of Interest

147. (A) Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares, the company may give the holder of those shares a further notice (a "restriction notice") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these articles, be subject to those relevant restrictions accordingly.

(B) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice

has been supplied, the company shall, within seven days, cancel the restriction notice. The company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale.

(C) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(D) Any new shares in the company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(E) Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly.

(F) If a statutory notice is given by the company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(G) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(H) In this article:

a sale is an **"<u>arm's length sale</u>"** if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and

shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an *associate (within the definition of that expression in any* statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

"**person appearing to be interested**" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the company by a member as being so interested or shown in any register or record kept by the company under the Companies Acts as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the company, any person whom the company knows or has reasonable cause to believe is or may be so interested;

"**person with a 0.25 per cent. interest**" means a person who holds, or is shown in any register or record kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the company, or of any class of such shares, in issue at the date of service of the restriction notice;

"**relevant period**" means a period of 14 days following service of a statutory notice;

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(iii) the board may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

"**statutory notice**" means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

DESTRUCTION OF DOCUMENTS

148. If the company destroys:- Presumptions Where Documents Destroyed

(i) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation, or

(ii) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the company, or

(iii) any instrument of transfer of shares or Operator-instruction for the transfer of shares which has been registered by the company at any time after a period of six years has elapsed from the date of registration, or

(iv) any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it

and the company destroys the document or instruction in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer or Operator-instruction so destroyed was a valid and effective instrument of transfer or instruction and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded. Nothing contained in this article shall be construed as imposing upon the company any liability which, by reason only of the destruction of any document of the kind mentioned above before the relevant period

mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this article to the destruction of any document include references to its disposal in any manner.

WINDING UP

Distribution of Assets Otherwise Than in Cash

149. If the company commences liquidation, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by the Companies Acts:-

(i) divide among the members in kind the whole or any part of the assets of the company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members or different classes of members, or

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit

but no member shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

Indemnity of Officers

150. Subject to the provisions of the Companies Acts, the company may indemnify any director or other officer against any liability and may purchase and maintain for any director or other officer insurance against any liability. Subject to those provisions, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the company shall be indemnified out of the assets of the company against any liability incurred by him as a director or other officer of the company, in defending any proceedings (whether civil or criminal) in which judgment is given in his favour or he is acquitted or in connection with any application under the Companies Acts in which relief is granted to him by the court.

For the purposes of this article no person appointed or employed by the company as an auditor is an officer of the company.

CONTENTS